EXHIBIT 99.1
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[GRAPHIC OMITTED]                                 Suite 950, 250 - 6th Avenue SW
[LOGO - PURCELL ENERGY LTD.]                                Calgary, AB  T2P 3H7
                                                             Tel: (403) 269-5803
                                                             Fax: (403) 264-1336
                                                           www.purcellenergy.com

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8 December 2003                                                  Symbol: PEL-TSX



                            PURCELL ENERGY ANNOUNCES
                          FLOW-THROUGH SHARE FINANCING

CALGARY -- PURCELL ENERGY LTD. announces that it has agreed to issue, by way of private placements, up to 1,700,000 flow-through common shares at $3.00 per share for gross proceeds of up to $5.1 million. The private placements offering will be sold by a syndicate of investment dealers lead by Salman Partners Inc. Closing of the financing will be on or about December 16, 2003. Purcell has granted the agents an option to increase the size of the offering by up to an additional 800,000 flow-through shares at the issue price exercisable up to 48 hours prior to closing. The offering is being sold on a "best efforts" basis.

The proceeds of the financing will be used to fund Purcell's winter exploration programs in Alberta and northeast British Columbia.

For further information contact:

Jan M. Alston
President & C.E.O.
Purcell Energy Ltd.
Tel:     (403) 269-5803
Fax:     (403) 264-1336
www.purcellenergy.com